Via Facsimile and U.S. Mail
Mail Stop 6010

December 14, 2006

Mr. Todd S. Farha
President & Chief Executive Officer
Wellcare Health Plans, Inc.
8725 Henderson Road
Renaissance One
Tampa, FL 33634

  Re: Form 10-K for Fiscal Year Ended December 31, 2005
     Filed February 14, 2006
     File No. 1-32209

Dear Mr. Farha:

  We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Joseph J. Roesler
      Accounting Branch Chief